Custom Truck One Source, Inc.

7701 Independence Ave

Kansas City, Missouri 64125

September 29, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn: Cara Wirth

Re:	Custom Truck One Source, Inc.
Registration Statement on Form S-3

File	No. 333-259725

Ladies and Gentlemen:

Custom Truck One Source, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 P.M., Eastern Time, on October 1, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Shagufa Hossain of Latham & Watkins LLP at (202) 637-2323 to provide notice of effectiveness.

Very truly yours,

CUSTOM TRUCK ONE SOURCE, INC.

By:	/s/ Bradley Meader
Bradley Meader
Chief Financial Officer

Cc:	Patrick Shannon, Latham & Watkins LLP
Shagufa	Hossain, Latham & Watkins LLP
Samuel	Rettew, Latham & Watkins LLP